HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061
--

Will Hart
                                 March 11, 2011


Errol Sanderson
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Colorado Ceramic Tile, Inc.
            Registration Statement on Form S-1
            File No. 333-171658

     This  office  represents  Colorado  Ceramic  Tile,  Inc.  (the  "Company").
Amendment No. 2 to the Company's registration statement on Form S-1 has been filed with the Commission. This letter provides the Company's responses to the comments received from the staff by letter dated March 3, 2011. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's comment letter. The number under the "page number" column indicates the page number in the Registration Statement where the response to the comment can be found.

                                                                    Page Number
                                                                    -----------

1. Comment complied with.                                                   18

2. Comment complied with.                                                    2

3. Comment complied with.                                            4, 14, 15

4. Comment complied with.                                                    4

5. We have modified the risk factor section somewhat in response to this comment. However, just as some people should not try to change the oil in their car, some people should not try to fix a leaky faucet, some people, if they cannot understand the phrase "we may never be profitable" should not invest in securities without the advice of a professional. The possibility that a company "may never be profitable" is the risk. All of the possible reasons (some which may occur and some which may not) for why this may happen are irrelevant and do not change the fundamental risk.

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                                                                    Page Number
                                                                    -----------

     From the  standpoint  of almost all  investors,  there is
only one risk and that is that the price of a security  will go down and not up. People buy stocks for one reason and that is to make money.  The only way to make money is for the stock price to go up. People do not invest in stocks so they can
receive  annual reports (which they do not read) or receive
invitations to shareholder  meeting (which  they do not  attend).
For the most part  investors  do not care why the price of stocks which  they own goes up and  down,  they only care if the price goes up or down. In the last sentence of the first  paragraph of the risk factor section of the prospectus it is disclosed that the Company's  common stock could decline if any risk
materializes.                                                          5, 6, 7

     We are of the opinion that the description of the risks complies with Rule 421.

6. See our response to comment 5.                                      5, 6, 7

7. Comment complied with.                                                   10

8. Comment complied with.                                                   12

9. Comment complied with.                                     Part II, Item 17


     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                           Very Truly Yours,

                                           HART & TRINEN, L.L.P.

                                           /s/ William Hart

                                           William T. Hart

                                       2
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